UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

1	First Quarter 2021 Earnings Presentation.

2

MAY 11TH, 2021 1st QUARTER 2021 EARNINGS WEBCAST

IMPORTANT NOTICE Safe harbor statement under the U.S. Private Securities Litigation Reform Act of 1995 (the “Private Securities Litigation Reform Act”). This document contains statements that YPF believes constitute forward-looking statements under within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”). In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the SEC or an exemption from such registration. Cautionary Note to U.S. Investors — The United States SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. Unless otherwise indicated, the calculation of the main financial figures in U.S. dollars is derived from the calculation of the consolidated financial results expressed in Argentine pesos using the average exchange rate for each period. From 1Q 2019 onwards, the calculation of the main financial figures in U.S. dollars is derived from the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period.

Continued prioritizing the health and safety of our employees and business partners Solid recovery in profitability, approaching pre-COVID levels Demand for our main refined products grew more than expected Manageable short-term debt maturities after February 2021 debt exchange offer Continued with an active pricing policy at the pump Ambitious capex plan in progress to stabilize and gradually grow output Resumed activity on a more efficient basis, consolidating efficiencies Focused on core activities with output in our shale oil core hub at its record high MAIN HIGHLIGHTS 1Q21 05 06 07 08 01 02 03 04

SOLID START OF THE YEAR WITH STRONGER PROFITABILITY AND MAINTAINING FINANCIAL DISCIPLINE

YPF

REVENUES	ADJ. EBITDA	OPERATING INCOME	CAPEX	FCF[1]	NET DEBT
US$ 2,648mn	US$ 767mn	US$ 78mn	US$ 487mn	US$ 284mn	US$ 6,752mn
-7% Y/Y +17% Q/Q	-10% Y/Y +318% Q/Q	-68% Y/Y -86% Q/Q	-19% Y/Y -9% Q/Q	N.M. Y/Y +56% Q/Q	US$(888)mn Y/Y US$(324)mn Q/Q


851
76
Prices
Lifting cost
Production
-133
Prices
Demand
OPEX
-5
Volumes
Prices at subsidiaries
OPEX
-22
Eliminations
Corporate & subsidiaries
767
Adj. EBITDA 1Q20 (2)
Upstream
Downstream (3)
Gas & Power
Corporate & Eliminations (3)
Adj. EBITDA 1Q21 (4)

	Upstream	Downstream	Gas & Power	Corporate & Eliminations
US$ MILLION	561	210 [3]	-23	19 [3]
Y/Y & Q/Q Δ	+16%/+125%	-39%/+15% [3]	n.m./n.m.	-54%/n.m. [3]

(1) FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

(2) Adjusted EBITDA for 1Q20 includes stand-by costs for US$17 million and excludes acceleration of promote of Schlumberger's stake in Bandurria Sur for US$104 million.

(3) Downstream calculations exclude holding results from crude oil at transfer price of US$(156) million in 1Q20, US$51 million in 4Q20, and US$108 million in 1Q21, which where included in Corporate & Eliminations.

(4) Adjusted EBITDA for 1Q21 includes stand-by costs for US$29 million.

OPEX(1) In Million of US$ 362 477 LIFTING COST US$/BOE REFINING & LOGISTICS COST US$/BBL -8% SHALE OIL CORE HUB DEVT. COST US$/BOE US$K/Stage -14% -16% SHALE OIL CORE HUB COMPLETION COST -21% In Million of US$ UPSTREAM CAPEX -12% 425 COST EFFICIENCIES CONTINUED SUPPORTING RESULTS BOTH AT THE UPSTREAM AND DOWNSTREAM SEGMENTS (1) Operating costs + other expenses, excluding purchases and stock variations, royalties and taxes, other operating results, holding results, depreciation and amortization, and unproductive exploratory drillings. +17%

TOTAL PRODUCTION UPSTREAM BENEFITED FROM AN EXPANSION IN PRODUCTION AND A BETTER PRICING ENVIRONMENT YPF O&G AVERAGE REALIZATION PRICES 510 467 468 444 423 437 -14% +3% 67% 65% 21% 12% 12% 23% +1% Q/Q +11% Q/Q +1% Q/Q TOTAL PRODUCTION BREAKDOWN KBOE/D Conventional Shale Tight SHALE OIL CORE HUB PRODUCTION KBBL/D 423 437 +10.0 +3.7 +0.4 KBOE/D +2% Dec-19 33.3 Apr-21E 42.9 E Apr-21E

COMPLETED WELLS – UNCONV. # of Wells For pulling activities RESUMING ACTIVITY ON A MORE EFFICIENT BASIS, IMPROVING RETURNS ON EVERY DOLLAR INVESTED FRAC STAGES – UNCONV. # Stages/Set per month +34% INTERVENTION TIME (1) – CONV. Hours -22% DRILLING SPEED – UNCONV. Meters/Day +4%

DOMESTIC FUELS SALES KM3 CRUDE PROCESSED KBBLD DEMAND FOR REFINED PRODUCTS IS CLOSE TO PRE-PANDEMIC LEVELS F.O.B REFINERY / TERMINAL PRICE(1) US$/BBL DOMESTIC FUELS SALES KM3 +4% GASOLINE DIESEL -3% -6% 2% -6% 2021-2019 -11% -9% -6% -11% Net of commissions, deductions, freights, turnover tax and other taxes. -E -E

MAINTAINED A HEALTHY FINANCIAL POSITION DESPITE THE RESUMPTION IN ACTIVITY CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (1) Cash and equivalents at the end of 1Q21 converted to US$ using March 31, 2021 exchange rate of AR$91.90 to US$1.00. Cash and equivalents at the end of 4Q20 converted to US$ using the December 31, 2020 exchange rate of AR$84.05 to US$1.00. Cash & equivalents include Argentine sovereign bonds and Treasury notes. Includes mainly payment of leasing, FX differences and net payments for financial assets. ADJ. EBITDA TO OPERATING CASH FLOW RECONCILIATION (2) Cash & equivalents 4Q20 – End of period Cash & equivalents 1Q21 – End of period Adj. EBITDA 1Q21 Operating Cash Flow 1Q21 81% is dollarized or hedged(3) Continued reducing our indebtedness to mitigate FX risk. (3) Includes cash position in dollars, Sovereign bonds, FX futures in ROFEX, and peso-denominated debt. In Million of US$ In Million of US$ -114

MANAGEABLE SHORT-TERM MATURITY PROFILE AFTER THE VOLUNTARY EXCHANGE OFFER ENDED IN FEBRUARY CONSOLIDATED PRINCIPAL DEBT AMORTIZATION SCHEDULE (1) In Million of US$ 540 217 188 757 769 1,421 207 229 504 1,024 05 As of March 31, 2021, converted to US$ using the exchange rate of AR$91.90 to US$1.00. Excludes IFRS 16 effects. Refers to YPF on a stand-alone basis. Average life of 6.0 years (2) versus 5.7 years pre-exchange. Net leverage ratio at 4.9x (or 3.4x for covenants) on reduced EBITDA. The Exchange Offer freed up close to US$600 million during 2021 and 2022 (capital + interests). 737 1,035 2021 = 945

QUESTIONS 1ST QUARTER 2021 EARNINGS WEBCAST AND ANSWERS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 11, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer